RECEIVED

2006 NOV -3 P 12: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

30th October, 2006

82-3470

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

06018122

SUPPL

Dear Sirs,

Unaudited Financial Results for the Quarter and Half-Year ended 30th September, 2006

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter and Half-Year ended 30th September, 2006, approved at the meeting of the Board of Directors of the Company held on 30th October, 2006.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter and Half-Year ended 30th September, 2006, is also enclosed.

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

Dev 11/6

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results for the Quarter and Half Year ended 30th September, 2006

(Rs. in Crores)

		Quarter ended 30.09.2006	Quarter ended 30.09.2005	Half Year ended 30.09.2006	Half Year ended 30.09.2005	Twelve months ended 31.03.2006
GROSS INCOME		4704.36	3816.24	9423.42	7776.81	16510.51
NET SALES TURNOVER	(1)	2887.64	2183.15	5737.39	4450.03	9790.53
OTHER INCOME	(2)	79.48	78.06	164.42	162.58	286.08
NET INCOME (1+2)		2967.12	2261.21	5901.81	4612.61	10076.61
Less:						
TOTAL EXPENDITURE	(3)	1914.91	1363.31	3794.09	2803.43	6463.15
a) (Increase) / decrease in stock-in-trade		(11.74)	3.78	(252.87)	(159.19)	(141.67)
b) Consumption of raw materials, etc.		1242.83	805.41	2714.49	1843.41	4124.90
c) Staff cost		149.67	136.45	302.22	260.19	541.40
d) Other expenditure		534.15	417.67	1030.25	859.02	1938.52
INTEREST (Net)	(4)	3.48	(0.32)	4.20	0.76	11.93
DEPRECIATION	(5)	90.97	82.98	178.61	163.04	332.34
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	(6)	957.76	815.24	1924.91	1645.38	3269.19
Less:						
PROVISION FOR TAXATION (Including prior year adjustments)	(7)	278.16	242.91	593.03	514.75	988.82
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS (6-7)	(8)	679.60	572.33	1331.88	1130.63	2280.37
EXCEPTIONAL ITEMS (NET OF TAX)	(9)	-	-	-	-	(45.02)
PROFIT AFTER TAX (8+9)		679.60	572.33	1331.88	1130.63	2235.35
PAID UP EQUITY SHARE CAPITAL	(10)	375.73	250.34	375.73	250.34	375.52
(Ordinary shares of Re. 1/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(11)	-	-	-	-	8626.79
EARNING PER SHARE (Rs.)	(12)					
On Profit after Tax before Exceptional Items						
- Basic (Rs.)		1.81	1.53	3.55	3.02	6.08
- Diluted (Rs.)		1.80	1.52	3.53	3.01	6.05
On Profit after Tax and Exceptional Items						
- Basic (Rs.)		1.81	1.53	3.55	3.02	5.96
- Diluted (Rs.)		1.80	1.52	3.53	3.01	5.93
AGGREGATE OF PUBLIC SHAREHOLDING	(13)					
- NUMBER OF SHARES		3696501569	2446052120	3696501569	2446052120	3686478363
- PERCENTAGE OF SHAREHOLDING		98.38	97.71	98.38	97.71	98.17

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 30th October, 2006.

(ii) Figures for the corresponding previous quarter and half year ended 30th September, 2005 have been re-arranged, wherever necessary, to conform to current presentation.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 21,69,670 Ordinary Shares of Re.1/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid-up share capital of the Company as on 30th September, 2006 stands increased to Rs. 375,73,48,530/-.

(v) During the quarter, 1 investor complaint was received, which was promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vi) Provision for Taxation includes Rs. 3.17 Crores and Rs. 6.25 Crores for Fringe Benefit Tax for the quarter and half year ended 30th September, 2006 respectively. (Corresponding previous quarter and half year ended 30th September, 2005 - Rs. 5.20 Crores and Rs. 9.52 Crores respectively).

(vii) The Company has increased its shareholding in King Maker Marketing, Inc., USA (KMM), from 50% to 50.98%, effective 25th October, 2006. Consequently, KMM, which is primarily in the business of distribution of tobacco products, became a subsidiary of the Company from the said date.

(viii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Half Year ended 30th September, 2006 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year ended 30th September, 2006

(Rs. in Crores)

	Quarter ended 30.09.2006	Quarter ended 30.09.2005	Half Year ended 30.09.2006	Half Year ended 30.09.2005	Twelve months ended 31.03.2006
1. Segment Revenue					
a) FMCG - Cigarettes	3101.74	2723.11	6260.94	5566.18	11329.74
- Others	409.60	246.90	769.28	447.22	1013.47
Total FMCG	**3511.34**	**2970.01**	**7030.22**	**6013.40**	**12343.21**
b) Hotels	200.96	153.97	399.73	300.84	783.35
c) Agri Business	868.78	465.61	1979.87	1219.54	2678.44
d) Paperboards, Paper & Packaging	522.00	469.95	1023.48	930.69	1895.73
Total	**5103.08**	**4059.54**	**10433.30**	**8464.47**	**17700.73**
Less : Inter-segment revenue	478.20	321.36	1174.30	850.24	1476.30
Gross sales / Income from operations	**4624.88**	**3738.18**	**9259.00**	**7614.23**	**16224.43**
2. Segment Results					
a) FMCG - Cigarettes	786.63	682.97	1602.19	1377.59	2708.78
- Others	(48.98)	(35.34)	(107.16)	(90.00)	(171.81)
Total FMCG	**737.65**	**647.63**	**1495.03**	**1287.59**	**2536.97**
b) Hotels	57.78	27.55	115.33	83.66	258.09
c) Agri Business	46.09	30.86	93.22	67.19	90.86
d) Paperboards, Paper & Packaging	110.86	91.86	215.48	181.41	351.42
Total	**952.38**	**797.90**	**1919.06**	**1619.85**	**3237.34**
Less : i) Interest (Net)	3.48	(0.32)	4.20	0.76	11.93
ii) Other un-allocable expenditure net of un-allocable income	(8.86)	(17.02)	(10.05)	(26.29)	(43.78)
Total Profit Before Tax and Exceptional Items	**957.76**	**815.24**	**1924.91**	**1645.38**	**3269.19**
3. Capital Employed					
a) FMCG - Cigarettes *			1697.37	841.12	1463.28
- Others			902.70	476.43	489.30
Total FMCG			**2600.07**	**1317.55**	**1952.58**
b) Hotels			1385.88	1369.56	1374.22
c) Agri Business			970.81	718.42	1059.65
d) Paperboards, Paper & Packaging			2047.00	1772.09	1908.07
Total Segment Capital Employed			**7003.76**	**5177.62**	**6294.52**

*Before considering provision of Rs. 475 Crores (30.09.2005 - Rs. 383 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Garments, Greeting, Gifting & Stationery, Agarbattis, Matches and Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Foods).
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business		- Agri commodities such as Rice, Soya, Wheat, Coffee and Leaf Tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter and half-year are after absorbing costs relating to the expansion of the strategic e-Choupal initiative.

(5) Figures for the corresponding quarter and half-year ended 30.09.2005 have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 30th October, 2006
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J. L. Nehru Road
Kolkata 700 071

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the Quarter and half year ended 30th September 2006" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For A. F. Ferguson & Co.
Chartered Accountants

(M. S. Dharmadhikari)
(Partner)

Kolkata: 30th October, 2006

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : afkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U. A. E., MUSCAT, OMAN

RECEIVED

2006 NOV -3 P 12: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

30th October, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the
Quarter and Half-Year ended 30th September, 2006

Further to our letter dated 30th October, 2006 forwarding the Unaudited Financial Results of the Company for the Quarter and Half-Year ended 30th September, 2006, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

October 30, 2006

Financial Results for the quarter ended 30th September, 2006

Net Turnover up 32.3%
18.7% growth in Post-tax Profits
Non-Cigarette businesses now constitute 51.2 % of Net Turnover

ITC's **Net Turnover** at Rs.2888 crores posted a strong growth of 32.3% driven by the non-cigarette businesses which grew by 53% during the quarter and now account for 51.2% of the Company's Net Turnover. The key growth drivers were the continued ramp up of the Foods business, higher Agribusiness revenues and a strong performance by the Hotels business.

The Company's **post-tax profit** for the quarter ended 30th September 2006 at Rs. 679.60 crores recorded a 18.7% growth while pre-tax profit at Rs. 957.76 crores grew by 17.5%. **Earnings Per Share** for the quarter stood at Rs.1.81.

FMCG

Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly with sales growing 54% over last year.

The '**Sunfeast**' range of biscuits stood further expanded with the introduction of '**Sunfeast Special**' in the fast growing mid-price cookies segment. The quarter also saw the extension of '**Sweet 'n Salt Crackers**' to target markets. Product mix witnessed continued improvement on the back of enhanced sales of value added products like Creams, Cookies etc. The business continued to make good progress in establishing its own production facilities at Bangalore and Uttaranchal apart from tying up additional outsourced manufacturing capacity. These facilities, once commissioned, are expected to facilitate servicing of proximal markets in an efficient and cost-effective manner. The brand's celebrity association with Shah Rukh Khan and its partnering with the landmark '**Sunfeast Open 2006**' WTA Tennis tournament in Kolkata is beginning to yield significant value addition by reinforcing the brand's 'energetic, cheerful & spirited' attributes and reiterating its '**spread the smile**' positioning.

In the Staples category, '**Aashirvaad Atta**' continued to grow from strength to strength. The brand now commands an impressive 52% market share amongst national branded players.

Confectionery sales also recorded strong growth during the quarter driven by Candyman - '**Eclairs**' and '**Cofitino**' in the toffee segment and the extension of '**Mango Natkhat**' (a hard-boiled candy) to target markets. The range of '**Aashirvaad Instant Mixes**' introduced recently continued to garner increasing consumer franchise.

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India
Phone : 22889371 • Fax : 22882259/0655

Lifestyle Retailing

The Lifestyle Retailing business grew by 64% during the quarter. The Company's portfolio of products in the premium segment comprising the **'Classic'** range of formal wear, **'Wills Sport'** relaxed wear and **'Wills Clublife'** evening wear continued to expand consumer franchise during the quarter. The business recorded significant improvement in several operating indices such as average realisations, footfalls/conversion, sell through rates etc. The business plans to enhance its retail footprint with the launch of 8 new stores in upcoming malls progressively over the next 6-9 months.

The brand's association with high fashion and imagery stood reinforced with the resounding success of the second **'Wills Lifestyle India Fashion Week'** (WIFW) held in August-September 2006. The business has introduced a high-end WIFW couture line created by leading Indian designers across select 'Wills Lifestyle' stores.

In the popular segment, the distribution reach of **'John Players'** was further strengthened through the expansion of the 'exclusive brand outlet' network and increased presence in key 'multi-brand outlets'. The business continued to effectively leverage the brand's association with superstar and youth icon Hrithik Roshan, making a strong statement in the fashion and lifestyle space and reinforcing its **'style with a playful side'** positioning.

The business continued to actively pursue opportunities in the **Exports** arena establishing long-term partnerships with high potential customers. The business has an exclusive manufacturing arrangement with a state-of-the-art unit located at the Noida SEZ. This strategic move will position the business to take full advantage of the emerging growth opportunities in the exports segment.

Greeting, Gifting & Stationery Business

The stationery business continued to be scaled up with sales during the quarter increasing by 77% over SPLY. **'Classmate'** is the most widely distributed notebook brand across the country and has established itself as the quality leader in a short span of time leveraging the superior brightness and smoothness of elemental chlorine free (ECF) paper manufactured at the Company's Bhadrachalam unit. During the quarter, the business also launched a range of products aimed at the mass market under the brand name **'Saathi'**. Product extension to target markets is underway.

Safety Matches & Incense Sticks

In the Safety Matches business, the Company's brands, including **'Aim'** which is the largest selling brand of matches in the country, continued to enjoy strong consumer preference, resulting in enhanced market standing. The anticipated synergies arising out of the recent acquisition of WIMCO Ltd. by the Company's subsidiary, Russell Credit Ltd. are being progressively realised.

Market standing of the Company's **'Mangaldeep'** brand of incense sticks (agarbattis) continued to be strengthened with sales recording robust growth aided by the seven new SKUs introduced so far during the year to cater to regional preferences.

Sourcing from Khadi & Village Industries Commission (KVIC) approved units continued during the quarter. The business also continued its collaboration with various NGOs to provide vocational opportunities to rural youth and economically disadvantaged women in keeping with the Company's commitment to the 'triple bottom line'.

FMCG-Cigarettes

The Cigarettes industry continued to operate in a climate of rapidly escalating restrictions on consumer/marketing freedoms. The impact of the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) with effect from 1st April 2004 has been rendered even more stringent with the recent notification requiring printing of pictorial health warnings on cigarette packs.

While the Company welcomes fair and pragmatic laws on tobacco control and ensures compliance with these in letter and spirit, it is engaged in drawing the attention of policymakers and legislators to the inequitable situation arising out of tobacco control legislation being enforced, in effect, only on the cigarette industry.

While excise duty on cigarettes was increased by as much as 10% in March 2005 and by another 5% in March 2006, there was no increase in duties on bidis, which outsell cigarettes more than 8 times. In view of the already existing high tax burden on cigarettes, this sharp increase in excise duty, while significantly disadvantaging cigarettes vis-à-vis other tobacco products could lead to a reduction in the economic value per unit of tobacco consumed in the country with consequent impact on the potential revenue collection from the tobacco sector.

Further, Cigarettes continue to be subjected to multiplicity of taxes at the Central and State levels. The constitutionality of the levy of entry taxes by the States is presently before the Courts. A judgement favourable to industry will be in consonance with the taxation philosophy underlying the concept of VAT, namely the elimination of the cascading impact of multiple taxes.

The Company's commitment to world-class quality enabled it to further strengthen market standing and sustain its leadership position in the industry. The business continues to focus on delivering superior value to consumers through the introduction of modern format packaging in all segments and design enhancement of leading brands based on state-of-the-art technology. On the manufacturing front, investments are being progressed towards enhancement of quality, variety and productivity.

Hotels

The Hotels business posted a strong performance during the quarter with Segment Revenues growing by 31% to touch Rs.201 crores on the back of a 37% growth in overall REVPAR (revenue per available room). Segment results (PBIT) during the quarter touched Rs. 58 crores representing a growth of 110% over SPLY.

A comprehensive renovation and product upgradation programme is underway at various hotels in keeping with the Company's strategy of maintaining the contemporariness of its properties. Construction activity in respect of the new super-deluxe luxury hotel at Bangalore is also progressing as per project plans. Substantial progress was also achieved in developing the project plans and obtaining the requisite approvals for a new property at Chennai.

Paperboards, Specialty Paper & Packaging

Sales of value added paperboards continued to record strong growth during the quarter, further enriching the product mix. These products now constitute appx. 50% of total paperboard sales. Production of value added grades from the 75000 TPA line (PMV) commissioned in January 2005, continued to be scaled up leveraging the recent investments in technology upgradation. In the recycled segment, the Kovai unit continued to benefit from the recent investments in a captive power plant and a de-inking plant.

Plans are underway to augment capacity by commissioning another paperboard machine by 2008/09 with a view to servicing the growing demand for high quality paperboards. The business is also progressing an investment towards setting up capacity for manufacturing uncoated paper including branded copier grades, to tap the emerging growth opportunities and further consolidate its market standing. This capacity is also expected to come on stream by 2008/09.

In fulfilment of its commitment to a cleaner environment, the Company's Elemental Chlorine Free (ECF) pulp mill continues to meet world-class environmental standards. The business is making steady progress towards doubling pulping capacity to achieve cost competitiveness and meet future growth requirements. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboard. The business made good progress during the quarter towards scaling up the plantation programme in line with the objective of achieving a total coverage of 100000 hectares by the end of the decade.

The Packaging and Printing business further expanded its range of offerings to include a wider variety of contemporary packaging formats. Plans are underway to augment capacity both in the Cartons and Flexibles segment. Investments towards capacity augmentation at the Chennai unit are also being progressed to meet the enhanced requirements of the Cigarettes business.

Agri business

Agribusiness revenues recorded a growth of 87% during the quarter driven primarily by exports of leaf tobacco and increased levels of trade in soya, non-basmati rice, chana and coffee. Segment Results (PBIT) touched Rs. 46 crores representing a growth of 49% over last year.

The e-Choupal network was further ramped up during the quarter to 6400 installations. The network now reaches out to over 3.5 million farmers in the States of Madhya Pradesh, Haryana, Uttaranchal, Uttar Pradesh, Rajasthan, Karnataka, Maharashtra, Andhra Pradesh and Kerala. On the sourcing front, the e-Choupal network continued to make an invaluable contribution to strengthen the Company's branded packaged Foods business through access to high quality, identity preserved wheat. The rural distribution initiative made good progress, nearly doubling the channel throughput. On the rural retail front, 11 **'Choupal Saagars'** are now operational in the 3 states of Madhya Pradesh, Maharashtra and Uttar Pradesh, while 9 more are expected to be launched progressively over the next 6 months. These 'Choupal Saagars', in synergistic combination with the e-Choupal network would serve as the core infrastructure to support ITC's rural distribution strategy.

Cigarette leaf tobacco exports recorded robust growth during the quarter on the back of new business development initiatives and the strategy of offering customised product and service offerings to key customers. The business is in the process of upgrading its green leaf threshing plant at Anaparti, Andhra Pradesh.

Contribution to Sustainable Development

The Company continued to make progress during the quarter in its social development initiatives in line with its philosophy of creating stakeholder value through serving society.

The wasteland development programme brought an additional 1,349 hectares under pulpwood plantations taking the total to 8,171 hectares benefiting nearly 9,464 poor households in 298 villages. The soil & moisture conservation programme, designed to assist farmers in identified moisture-stressed districts, now covers nearly 1,202 water-harvesting structures providing critical irrigation to 12,144 hectares. As part of its policy to promote integrated water management solutions to Indian farmers, the Company has taken the next crucial step towards ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of

sprinkler sets. Sustainable agricultural practices were further supported by the Company's promotion of organic fertilisers through vermi-composting (4,332 units) and 'Nadep' technology (2,089 units).

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, special emphasis is being given to improve livestock quality. Cattle development centres under the Company's livestock development programme currently reach out to over 1,500 villages, providing integrated animal husbandry services to more than 46,000 milch animals. Another key intervention is in the area of economic empowerment of women. The ITC sponsored self help micro-credit groups have garnered nearly 11,000 members, of which nearly 5,000 have become successful women entrepreneurs in select rural areas. Several initiatives are also underway in the areas of Health & Sanitation and Primary education.

In the area of environment, health and safety, ITC continues to raise the bar for its operating units. Already a water-positive enterprise, the Company also became 'carbon-positive' during 2005/06 and is making rapid strides towards achieving 'zero solid waste' status.

The Board of Directors, at its meeting in Kolkata on 30th October, 2006, approved the financial results for the quarter ended 30th September 2006, which are enclosed.

(Nazeeb Arif)
Vice President
Corporate Communications
ITC Limited

RECEIVED

2006 NOV -3 P 12: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

28th October, 2006

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

We write to advise that the Company has increased its shareholding in King Maker Marketing, Inc., USA (KMM), from 50% to 50.98%, effective 25th October, 2006. Consequently, KMM, which is primarily in the business of distribution of tobacco products, became a subsidiary of the Company from the said date.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.